Forward-Looking Statements This presentation contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge's operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters' rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge's and Inco's reports filed with the SEC. The forward-looking statements included in this presentation represent Inco's views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco's various SEC filings, including, but not limited to, Inco's Annual Report on Form 10-K for the year ended December 31, 2004, and Inco's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005. Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. . INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Filed by Inco Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 1-11284 Inco Limited Commission File No. 1-1143

Sandra Scott Director, Investor Relations

Third quarter 2005 conference call and webcast

Third quarter 2005 news release www.inco.com Investor Relations 416-361-7670

Conference Call/Webcast Peter C. Jones - operating results and outlook Peter Goudie - market conditions Scott Hand - opening remarks

Housekeeping items News media and members of the public included on this webcast on a live, listen-only basis

"This presentation will include projections and other forward-looking statements. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary, including the risk factors identified in Inco Limited's filings with the U.S. SEC".

"Cautionary note to U.S. investors - The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, such as "measured", "indicated", and "inferred" "mineral resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2004, File No. 1- 1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml". "This presentation includes certain exploration results. These results and any related mineral reserve and mineral resource estimates, as may be included in Inco Limited's Annual Report to Shareholders for year ended December 31, 2005, utilize certain definitions, including "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "indicated" , "measured" and "inferred" mineral resource, in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council. Nicholas Sheard, Vice President, Exploration, Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Lawrence Cochrane, Director, Mines Exploration, each is an employee of Inco and as a "qualified person" (as defined in National Instrument 43-101, "Standards of Disclosure for Mineral Projects") has supervised the preparation of such estimates as of December 31, 2004 and exploration results, and either directly or indirectly through employees of Inco reporting directly to him, has conducted a comprehensive review and confirmation of the application of the detailed procedures, systems and processes developed and implemented to verify such data. For details relating to key assumptions, parameters, and methods used to estimate our mineral reserves and resources, as well as a general discussion of relevant factors, reference is made to our 2004 Annual Report to Shareholders".

We define adjusted net earnings and adjusted net earnings per share as a calculation of net earnings that excludes items that, because of the nature, timing or extent of such items, we believe do not reflect or relate to our ongoing operating performance. Accordingly, the items that are excluded from this calculation would include asset impairment charges and write-downs in the value of assets, non-cash currency translation adjustments relating principally to liabilities that are not expected to be discharged or settled for a number of years, certain tax losses where the related benefits are not normally taken, income or other tax benefits or charges relating to the impact of currency translation adjustments, adjustments for tax rulings and other decisions, interpretations and determinations covering transactions which occurred or related to prior periods and for revaluation of recorded future tax liabilities due to changes in laws or regulations affecting future tax rates, interest income associated with tax refunds, project suspension and similar costs, including related project currency hedging gains and losses, adjustments to minority interests reflecting changes thereto due to subsequent events, losses or gains on debt retirements, strike expenses, and other gains and losses that do not reflect our ongoing operating performance. The determination of which items to exclude when calculating adjusted net earnings involves the application of judgment by us. Calculation of adjusted diluted net earnings per share reflects our outstanding warrants and employee and director stock options, LYONS, Convertible Debentures due 2023 and 3 1/2% Subordinated Convertible Debentures due 2052. The amount of dilution caused by these items is dependent on our level of earnings and the price of our common shares". "The adjusted net earnings reported have not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net earnings or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

All forward-looking statements exclude the impact of Inco's offer to acquire Falconbridge, unless otherwise stated

Scott Hand Chairman and Chief Executive Officer

Overview Continue to operate in a nickel market where long- term supply/demand conditions remain favourable Working hard to prepare for Voisey's Bay feed - growing production, lower costs and strong cash flow in 2006 Strong financial position allows us to grow low-cost production

Third quarter 2005 adjusted net earnings * Not Canadian GAAP calculation: excludes asset write-downs, partial redemption of convertible debt, net income tax charges, currency translation adjustments, and for 2004 gain on forward currency contracts and Goro suspension costs, net. **2004 results have been restated due to the retroactive application of a change in accounting policy for convertible debt 2005 2004 Net Earnings 2004 209 2005 157 Q1 2004 1.01 2005 0.72 Adjusted Net Earnings* ($ millions) Adjusted Diluted Net EPS* ($)

We met or exceeded our third quarter production guidance, as well as unit cash cost and Inco's sales premium guidance 1. millions of pounds, except for PGMs which are thousands of ounces 2. dollars per pound 3. cents per pound Objective Production1 Nickel Copper PGMs Nickel unit cash cost of sales, after by-product credits2 Total Inco-mine production Inco premium Over LME cash price3 5-10 3.50-3.55 110-115 55-60 50-55 Result Q3/05 13 3.03 ? ? 111 60 57 ? ? ? 2.50 ?

We're on track to meet or beat our 2005 guidance for production, costs and premiums 2005 Objective 5-10 2.85-2.95 485-490 275 380-390 2.25 140-145 90 76-86 Q4/05 Objective 1. millions of pounds, except for PGMs which are thousands of ounces 2. dollars per pound 3. cents per pound Objective Production1 Nickel Copper PGMs Nickel unit cash cost of sales, after by-product credits2 Total Inco-mine production Inco premium Over LME cash price3 5-10 3.50-3.55 110-115 55-60 50-55 Result Q3/05 13 3.03 ? ? 111 60 57 ? ? ? 2.50 ?

First Call: $3.58 a share 2005 analysts' consensus diluted adjusted EPS estimate* * Average of 22 sell-side analysts' estimates at October 24, 2005

2005 analysts' consensus commodity price and Cdn-US dollar exchange rate assumptions Nickel* $ 6.88/lb Copper* 1.56/lb Palladium** 193.00/oz Platinum** 862.00/oz CDN$/US$ 0.82 * First Call average of 7-to-8 sell-side analysts' estimates at October 24, 2005 ** Reuters average of 20-to-22 analysts' estimates at July 20, 2005 "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Engineering of Goro project was about 55% complete at September 30 Earthworks started at process plant site, Kwe West residue storage facility and on a major road realignment Test mine developed to saprolite horizon and exposed bedrock Validated geological modeling Providing information to confirm fleet productivity and metallurgical characteristics of the ore About 900 workers on site Working on the quarry, camp rehabilitation and extension, and geotechnical drilling for earthworks Goro - quarry sedimentation pond

We commenced construction of processing plant modules at two major fabrication yards in the Philippines Better control over quality and scheduling Reduce currency risk Reduction in peak onsite workforce

Our construction management team is in place on site Received major permits to allow us to progress work in construction area Awarded over $140 million of contracts to local companies Goro - quarry bench

We're focused on relieving input cost pressures Goro - concrete batching in foreground; process plant site in background Goro - mining on 170 bench Cost efficiencies from modularization and contracting strategies Already purchased major items like autoclaves, structural steel and high-pressure pumps; reprocessing titanium materials Footprint cut in half

Total escalated capital cost remains at $1.878 billion at minus 5%-to-plus 15% confidence level; includes $42 million in escalation Planned start-up in late 2007

We began producing concentrate last quarter at our 50,000-tonne-a-year Voisey's Bay mine and concentrator Voisey's Bay - shovel and truck at Ovoid Voisey's Bay - flotation area, concentrator

Last week, we opened our demonstration plant in Argentia, Newfoundland to advance our evaluation of hydromet processes Argentia - demonstration plant modules

Near-term Voisey's Bay milestones November - first concentrate shipment Early 2006 - first finished nickel from concentrate

With Voisey's Bay, our 2006 nickel production, on a standalone basis, is expected to rise to 540 million pounds PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds) 05(e) 06(e) 07(e) 08(e) 09(e) EX 78 20 16 15 15 MD 82 72 65 65 65 PTI 160 164 170 185 200 OD 168 175 160 175 175 VB 110 135 130 130 Goro 0 9 90 115 540 555 660 700 485-490 Source

Our 2006 nickel unit cash costs after by-product credits, on a stand alone basis, should fall; preliminary estimate of $2.00-to-$2.10 a pound in 2006 with the arrival of high-grade, low-cost feed from Voisey's Bay 04 04 05(e) 05(e) 06(e) 09(e) East 2.32 1.82 2.8 2.25 2 1.8 West North Inco Nickel Cash Unit Cost of Sales, after by-product credits (millions of pounds) 1. Inco mine production costs (excludes external feed) 2. Cost with ramp up of Voisey's Bay Cash costs with Goro almost 90% ramped up and Voisey's Bay full ramped up Preliminary estimates based upon July 2005 energy prices (e) Estimate, assuming a CDN $0.82 for 05, $0.80 for 06, and 0.72 for 09 2,4 1 1 3,4 2.85-2.95

Existing Canadian operations Thompson, Manitoba Birchtree Mine We reached a new labour agreement with the United Steelworkers of America New union contract expires on September 15, 2008 and covers about 1,100 people Agreement is fair and keeps Manitoba efficient and competitive

We will develop 1-D Lower orebody at Thompson beginning next year - encouraging potential to expand 0 500 m Looking West 3600 ft Level Drift 3.76% Ni 2.3m 1D Upper 2.53% Ni 3.2m 2.25% Ni 6.2m 3.99% Ni 3.9m 1D Estimated Proven & Probable Mineral Reserves and Mineral Resources 1D Potential to Expand 1D Lower Thompson Mine, Longitudinal Section $34 million estimated capital cost 2008 start up Helping extend productive life of Thompson operations

Despite recent volatility, long-term underlying nickel market conditions are favourable - characterized by strong demand and limited supply growth

Q3/04 Goro Sustaining Capex Voisey's Bay related expenditures 05(e) Depreciation, and amortization 275 *At $0.82 CDN 05(e) 1,300* 370 450 330 60 PT Inco Expansion 90 Environmental Capex Q3/05 315 101 96 108 06(e) 495 295 200 Amortization of Voisey's Bay purchase price Strong financial position 248 132 31 85 Total capital Expenditures ($ millions) 10

Inco's net capex funding requirements 2005 - 2009 (millions of dollars) Goro* (after Girardin Act financing and with 21% partner, with Oct/04 restart) Voisey's Bay*,1 (after $100 million government support) Sustaining Capex Total 05-09 Total 720 208 1,312 2,795 ** at $0.82 CDN-US exchange rate for H2/05, $0.80 for 06, $0.75 for 07, $0.72 for 08 and $0.72 for 09 Only reflects Phase I capital 05 06 70 525 100 07 195 10 3 330 320 287 760 1,115 490 25 08 - 195 240 * See assumptions for Goro and Voisey's Bay projects - 09 - 180 190 PT Inco expansion 270 60 140 60 10 - Environmental Capex 230 90 80 40 10 10 Other Voisey's Bay related expenditures 55 15 40 - - -

Q3/04 Goro Sustaining Capex Voisey's Bay related expenditures 05(e) Depreciation, and amortization 275 *At $0.82 CDN 05(e) 1,300* 370 450 330 60 PT Inco Expansion 90 Environmental Capex Q3/05 315 101 96 108 06(e) 495 295 200 Amortization of Voisey's Bay purchase price Strong financial position 248 132 31 85 Total capital Expenditures ($ millions) 10

Our financial position is very strong, enabling us to implement our growth plans *Substantial portion of convertible debt treated as equity Cash Position ($ millions) Debt-to-capitalization ratio Cash flow from Operations, before changes in working capital ($ millions) 1st Qtr 418 1076 916 03 04 418 1,076 Q3/05 1st Qtr 30 27 04 30%* 27%* Q3/05 1st Qtr 536 1217 987 258 03 04 536 1,217 YTD 9/05 Q3/05

Strong cash generation in 2005 and 2006 03 04 YTD Q3/05 05(e)* 06(e)** East 536 1217 987 258 1300 1500 West North ? $0.10/lb in LME cash nickel price ? ? $23 million in 2005 cash flow 223 million diluted shares Cash flow from operations, before changes in working capital ($ millions) * at 2005 First Call consensus nickel price of $6.88/lb; year-to-date average price of $6.90/lb nickel ** at 2006 First Call consensus nickel price of $6.31/lb "Our policy continues to be that we do not publicly predict or forecast future nickel prices" 9/05

Profitable growth through Voisey's Bay, Goro and PT Inco - when these projects reach expected capacity, our planned production should be about 35% higher than 2004's record level PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds) 05(e) 06(e) 07(e) 08(e) 09(e) EX 78 20 16 15 15 MD 82 72 65 65 65 PTI 160 164 170 185 200 OD 165 175 160 175 175 VB 110 135 130 130 Goro 0 9 90 115 540 555 660 700 485-490 Source

With Goro on stream in 2009, our cash flow generation will be even stronger Goro's cash flow from operations in 2009, before changes in working capital ($ millions) Nickel price ($/lb) 3.50 4.50 5.50 6.50 Cobalt price ($/lb) 9.00 10.00 11.00 12.00 385

Two companies have entered into a definitive support agreement covering this transaction Inco's offer to acquire all the common shares of Falconbridge

Transaction timeline October 11 Public announcement of transaction Mailing of circular to Falconbridge shareholders Completion of tender offer Conditional on at least 2/3 acceptances by Falconbridge shareholders Subject to applicable governmental and regulatory clearances Combination of two companies completed Q1 2006 Late 2005/early 2006 October 24

World-class, metals and mining company Global leader in nickel Leading copper company Globally diversified Outstanding nickel and copper growth prospects Strong cash flow; financial strength to grow $350 million annual synergies by the end of 2007 identified to date; over $2.5 billion net present value using a 7% discount rate; we're organized to get the synergies Immediately accretive to cash flow Enhanced size and share liquidity

Peter C. Jones President and Chief Operating Officer

Nickel unit cash cost of sales, net of by-product credits ($ per pound) Q3/04 04 Q3/05 05(e) East 2.3 2.32 3.03 2.9 West North 2.32 2.85-2.95 Inco mine source ore 3.03 2.30 Q3/04 04 Q3/05 05(e) East 1.8 1.82 2.5 2.25 West North 1.82 2.25 2.50 1.80 Total unit cost, including external feed

Our third quarter nickel unit cash cost of sales, after by-product credits, was $3.03 per pound Q3/04 nickel unit cash cost, after by-product credits $ 2.30 Plus/(minus): Stronger Canadian $ 0.23 Higher spending for supplies & services* 0.19 Higher energy costs 0.17 Lower by-product deliveries, partially offset by higher copper and PGM prices 0.15 Lower production volumes 0.12 Other (0.02) Less: Q3/05 cost savings - part of $60 million program (0.11) Q3/05 nickel unit cash cost, after by-product credits $ 3.03 Q3/05 nickel unit cash cost, after by-product credits Inco-mine production $ 2.50 3.14 * 40% of increase related to efforts to expand production and lower future costs

Our nickel unit cash cost of sales, after by-product credits, expected to drop as Voisey's Bay and Goro come on stream 04 04 05(e) 05(e) 06(e) 09(e) East 2.32 1.82 2.82 2.25 2 1.8 West North Inco Nickel Cash Unit Cost of Sales, after by-product credits (millions of pounds) (e) Estimate, assuming a CDN $0.82 for 05, $0.80 for 06, and 0.72 for 09 2,4 1 1 3,4 2.85-2.95 1. Inco mine production costs (excludes external feed) 2. Cost with ramp up of Voisey's Bay Cash costs with Goro almost 90% ramped up and Voisey's Bay full ramped up Preliminary estimates based upon July 2005 energy prices

During Q3/05 we produced 111 million pounds of nickel (millions of pounds) (e) Estimated (a) Actual Q3/05 110-115(e) 111(a) Ontario PT Inco Manitoba 44 18 49 Ontario: Lower production due to slower than anticipated ramp-up after maintenance shutdown and air quality associated delays Should meet our 2005(e) nickel production target of 215-to-220 million pounds Mines, mill and refineries are operating well and smelter throughput is improving 118(a) 38 22 58 Q3/04

During Q3/05 we produced 111 million pounds of nickel (millions of pounds) (e) Estimated (a) Actual Q3/05 110-115(e) 111(a) Ontario PT Inco Manitoba 44 18 49 PT Inco: Higher finished nickel production from PT Inco matte due to higher output from our Japanese refinery Should meet our 2005(e) nickel objective of 160-to- 162 million pounds of finished nickel production 118(a) 38 22 58 Q3/04

Third dam on the Larona River at PT Inco will enable us to increase production and reduce energy supply risk in "dry" years Larona River Increasing hydroelectric capacity by 90 megawatts to 365 megawatts Enabling us to produce about 200 million pounds of nickel per year by 2009 and lower nickel unit cash costs by $0.10-to-$0.15 a pound Have most of the government approvals and expect to get the remainder soon, allowing us to start construction this year

During Q3/05 we produced 111 million pounds of nickel (millions of pounds) (e) Estimated (a) Actual Q3/05 110-115(e) 111(a) Ontario PT Inco Manitoba 44 18 49 Manitoba: Lower production because of longer than usual shutdown during the quarter to prepare for arrival of Voisey's Bay concentrate during Q4/05 and for an increase in cobalt processing; and to eventually allow for single furnace operations with same throughput as two furnaces, but with lower operating costs ($8-to-$10 million a year) Expect to achieve 2005(e) production target of 108-to-110 million pounds of nickel 118(a) 38 22 58 Q3/04

2005 production forecast remains 485-to-490 million pounds of nickel (e) Estimated (a) Actual 140-145(e) Q4/05 108-110 160-162 215-220 2005 485-490(e) (millions of pounds) Q3/05 110-115(e) 111(a) Ontario PT Inco Manitoba 44 18 49 118(a) 38 22 58 Q3/04

Copper production (millions of pounds) Q3/04 76(a) Q3/05 55-60(e) 60(a) 2005 275(e)* Q4/05 90(e) (e) Estimated (a) Actual * Includes 30 million pounds drawdown of in-process copper inventory as a result of planned closure of copper refinery by year-end; 2005 copper deliveries will remain at about 245 million pounds

PGM production (thousands of ounces) Palladium Platinum Other* Q3/04 Q3/05 *Other includes rhodium, ruthenium and iridium (e) Estimated (a) Actual 118(a) 380- 390(e) 2005 76- 86(e) Q4/05 50- 55(e) 57(e)

Peter Goudie Executive Vice-President, Marketing

Nickel prices averaged $14,567 per tonne, or $6.61 per pound - the 14th consecutive quarter of year-on-year price gains; but the price has fallen recently and the market lacks clear direction ($/tonne) 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 Q1 Q2 Q3 Q4 2001 2002 2003 2004 2005 Quarterly LME Cash Nickel Prices Q3 2005 8.16 7.26 6.35 5.44 4.54 3.63 2.72 1.81 0.91 ($/pound)

2005 Stocks Cash 1/3/2001 20922 14105 1/4/2001 20922 14210 1/5/2001 20922 14035 1/6/2001 20772 14830 1/9/2001 20424 14830 1/10/2001 20244 14865 1/11/2001 19830 15000 1/12/2001 19704 14750 1/13/2001 19416 14655 1/16/2001 18720 14690 1/17/2001 18156 14595 1/18/2001 18126 14775 1/19/2001 18054 14315 1/20/2001 18036 14110 1/23/2001 18012 14305 1/24/2001 17940 14160 1/25/2001 17622 14360 1/26/2001 17346 14390 1/27/2001 17034 14630 1/30/2001 16644 14490 1/31/2001 16350 14515 2/1/2001 16110 14660 2/2/2001 15858 14645 2/3/2001 15720 14705 2/6/2001 15672 14720 2/7/2001 15414 14605 2/8/2001 15162 15060 2/9/2001 14592 15330 2/10/2001 14088 15275 2/13/2001 13662 15305 2/14/2001 13068 15290 2/15/2001 12456 15530 2/16/2001 11892 15400 2/17/2001 11286 15605 2/20/2001 10806 15830 2/21/2001 10410 15875 2/22/2001 10242 15975 2/23/2001 10116 16150 2/24/2001 10002 16140 2/27/2001 9924 16375 2/28/2001 9726 16255 3/1/2001 9582 15525 3/2/2001 9414 16050 3/3/2001 9294 16355 3/6/2001 8508 16190 3/7/2001 8970 16565 3/8/2001 9174 16320 3/9/2001 9288 16050 3/10/2001 9666 16210 3/13/2001 10116 16075 3/14/2001 10590 16055 3/15/2001 10530 16300 3/16/2001 10662 16210 3/17/2001 10686 16235 3/20/2001 10842 16390 3/21/2001 10770 16510 3/22/2001 10602 16470 3/23/2001 10278 16260 3/28/2001 10044 15980 3/29/2001 10002 15735 3/30/2001 9936 16250 3/31/2001 10254 16140 4/3/2001 10134 15955 4/4/2001 9936 16025 4/5/2001 9780 16175 4/6/2001 9432 16455 4/7/2001 9294 16425 4/10/2001 9162 16400 4/11/2001 8742 16490 4/12/2001 8580 15455 4/13/2001 8472 15475 4/14/2001 8232 15800 4/17/2001 7872 15635 4/18/2001 7494 16100 4/19/2001 7224 16360 4/20/2001 7110 16005 4/21/2001 6756 16250 4/24/2001 6642 16250 4/25/2001 6618 16285 4/26/2001 6588 16490 4/27/2001 6240 16150 4/28/2001 6024 16660 5/2/2001 5772 16100 5/3/2001 5778 16200 5/4/2001 5610 16495 5/5/2001 5664 16800 5/8/2001 5502 16995 5/9/2001 5232 17370 5/10/2001 5028 17260 5/11/2001 4944 17750 5/12/2001 4926 17660 5/15/2001 5082 17650 5/16/2001 6396 17100 5/17/2001 7176 16650 5/18/2001 7416 16200 5/19/2001 7248 16745 5/22/2001 7182 16700 5/23/2001 7308 17100 5/24/2001 7344 16860 LME inventories increased in the third quarter, due to ongoing weakness in demand from the stainless market, leading to a decrease in the nickel price LME Nickel Inventories and Price (tonnes) ($/tonne) Q1 Q2 Q3 Q4

Chinese stainless steel production increased by 600,000 tonnes, or 57% in the first half, resulting in a reduction in import requirements, which still increased by 400,000 tonnes China imports Net imports Production apparent demand Imports share of demand 1/1/1996 55917 22500 78417 0.713071201 2/1/1996 55917 22500 78417 0.713071201 3/1/1996 55917 22500 78417 0.713071201 4/1/1996 55917 22500 78417 0.713071201 5/1/1996 55917 22500 78417 0.713071201 6/1/1996 55917 22500 78417 0.713071201 7/1/1996 55917 22500 78417 0.713071201 8/1/1996 55917 22500 78417 0.713071201 9/1/1996 55917 22500 78417 0.713071201 10/1/1996 55917 22500 78417 0.713071201 11/1/1996 55917 22500 78417 0.713071201 12/1/1996 55917 22500 78417 0.713071201 1/1/1997 70833 19167 90000 0.787037037 2/1/1997 70833 19167 90000 0.787037037 3/1/1997 70833 19167 90000 0.787037037 4/1/1997 70833 19167 90000 0.787037037 5/1/1997 70833 19167 90000 0.787037037 6/1/1997 70833 19167 90000 0.787037037 7/1/1997 70833 19167 90000 0.787037037 8/1/1997 70833 19167 90000 0.787037037 9/1/1997 70833 19167 90000 0.787037037 10/1/1997 70833 19167 90000 0.787037037 11/1/1997 70833 19167 90000 0.787037037 12/1/1997 70833 19167 90000 0.787037037 1/1/1998 97583 18333 115917 0.841840403 2/1/1998 97583 18333 115917 0.841840403 3/1/1998 97583 18333 115917 0.841840403 4/1/1998 97583 18333 115917 0.841840403 5/1/1998 97583 18333 115917 0.84184 6/1/1998 97583 18333 115917 0.84184 7/1/1998 97583 18333 115917 0.84184 8/1/1998 97583 18333 115917 0.84184 9/1/1998 97583 18333 115917 0.84184 10/1/1998 97583 18333 115917 0.84184 11/1/1998 97583 18333 115917 0.84184 12/1/1998 97583 18333 115917 0.84184 1/1/1999 113500 25083 138583 0.819 2/1/1999 113500 25083 138583 0.819 3/1/1999 113500 25083 138583 0.819 4/1/1999 113500 25083 138583 0.819 5/1/1999 113500 25083 138583 0.819 6/1/1999 113500 25083 138583 0.819 7/1/1999 113500 25083 138583 0.819 8/1/1999 113500 25083 138583 0.819 9/1/1999 113500 25083 138583 0.819 10/1/1999 113500 25083 138583 0.819 11/1/1999 113500 25083 138583 0.819 12/1/1999 113500 25083 138583 0.819 1/1/2000 119417 37167 156583 0.76264 2/1/2000 119417 37167 156583 0.76264 3/1/2000 119417 37167 156583 0.76264 4/1/2000 119417 37167 156583 0.76264 5/1/2000 119417 37167 156583 0.76264 6/1/2000 119417 37167 156583 0.76264 7/1/2000 119417 37167 156583 0.76264 8/1/2000 119417 37167 156583 0.76264 9/1/2000 119417 37167 156583 0.76264 10/1/2000 119417 37167 156583 0.76264 11/1/2000 119417 37167 156583 0.76264 12/1/2000 119417 37167 156583 0.76264 1/1/2001 147500 42667 190167 0.77564 2/1/2001 147500 42667 190167 0.77564 3/1/2001 147500 42667 190167 0.77564 4/1/2001 147500 42667 190167 0.77564 5/1/2001 147500 42667 190167 0.77564 6/1/2001 147500 42667 190167 0.77564 7/1/2001 147500 42667 190167 0.77564 8/1/2001 147500 42667 190167 0.77564 9/1/2001 147500 42667 190167 0.77564 10/1/2001 147500 42667 190167 0.77564 11/1/2001 147500 42667 190167 0.77564 12/1/2001 147500 42667 190167 0.77564 1/1/2002 221005 187215 45000 232215 0.80621 2/1/2002 165539 142481 45000 187481 0.75998 3/1/2002 275157 227120 45000 272120 0.83463 4/1/2002 257819 219183 50000 269183 0.81425 5/1/2002 252348 200219 50000 250219 0.80018 6/1/2002 242094 196657 50000 246657 0.79729 7/1/2002 265116 220012 50000 270012 0.81482 8/1/2002 298503 244408 54000 298408 0.81904 9/1/2002 279059 237833 54000 291833 0.81496 10/1/2002 230468 192184 54000 246184 0.78065 11/1/2002 246860 186788 55000 241788 0.77253 12/1/2002 289490 227940 55000 282940 0.80561 1/1/2003 297346 256055 50000 306055 0.83663 2/1/2003 238450 204626 50000 254626 0.80363 3/1/2003 300717 250218 61000 311218 0.804 4/1/2003 320047 269661 64000 333661 0.80819 5/1/2003 301380 247813 94000 341813 0.725 6/1/2003 324078 273150 95000 368150 0.74195 7/1/2003 342005 290617 90000 380617 0.76354 8/1/2003 287016 247143 91000 338143 0.73088 9/1/2003 337057 298076 92000 390076 0.76415 10/1/2003 318896 273251 95000 368251 0.74202 11/1/2003 318792 268020 95000 363020 0.73831 12/1/2003 335629 283341 100000 383341 0.73914 1/1/2004 299032 261143 163333 424476 0.61521 2/1/2004 330243 264443 169333 433776 0.60963 3/1/2004 313861 256494 157333 413827 0.61981 Chinese Stainless demand and imports- 1996-2005 Import reliance 1996-2005f = 23% CAGR ('000s of tonnes)

In 2004, China accounted for nearly half of the world's total stainless imports, so any import displacement cannot easily be made up elsewhere country ex Net imports Share of world CHINA+HK 2802971 0.47 U S A 535197 0.57 THAILAND 304460 0.62 CANADA 272150 0.66 MEXICO 230899 0.7 TURKEY 213013 0.74 SINGAPORE 180563 0.77 POLAND 156044 0.8 MALAYSIA 132377 0.82 AUSTRALIA 125665 0.84 SWITZERLAND 99126 0.86 CZECH REPUBLIC 98424 0.87 AUSTRIA 86989 0.89 DENMARK 82401 0.9 NETHERLANDS 81688 0.92 RUSSIA 79140 0.93 PORTUGAL 57315 0.94 INDONESIA 57142 0.95 HUNGARY 48230 0.96 GREECE 44533 0.96 Stainless Steel Net Imports - 2004 ('000s of tonnes) Cumulative %

China's reduced import requirement has a major impact on countries and companies that rely on exporting their excess stainless steel production country ex Net Exports Share of world JAPAN 1173300 0.17 KOREA 1016631 0.32 FINLAND 951111 0.46 BELGIUM 789201 0.57 TAIWAN 723756 0.67 S AFRICA 521743 0.75 SPAIN 481935 0.82 SWEDEN 377251 0.87 INDIA 250249 0.91 BRAZIL 197793 0.94 FRANCE 158714 0.96 ITALY 116910 0.98 UKRAINE 49896 0.99 GERMANY 42286 0.99 SLOVENIA 26980 1 UK 21691 1 Stainless Steel Net Exports - 2004 Cumulative % ('000s of tonnes)

Grade 304, 2mm 1/1/1994 2/1/1994 3/1/1994 4/1/1994 5/1/1994 6/1/1994 7/1/1994 8/1/1994 9/1/1994 10/1/1994 11/1/1994 12/1/1994 1/1/1995 2/1/1995 3/1/1995 4/1/1995 5/1/1995 6/1/1995 7/1/1995 8/1/1995 9/1/1995 10/1/1995 11/1/1995 12/1/1995 1/1/1996 2/1/1996 3/1/1996 4/1/1996 5/1/1996 6/1/1996 7/1/1996 8/1/1996 9/1/1996 10/1/1996 11/1/1996 12/1/1996 1/1/1997 2/1/1997 3/1/1997 4/1/1997 5/1/1997 6/1/1997 7/1/1997 8/1/1997 9/1/1997 10/1/1997 11/1/1997 12/1/1997 1/1/1998 2/1/1998 3/1/1998 4/1/1998 5/1/1998 6/1/1998 7/1/1998 8/1/1998 9/1/1998 10/1/1998 11/1/1998 12/1/1998 1/1/1999 2/1/1999 3/1/1999 4/1/1999 5/1/1999 6/1/1999 7/1/1999 8/1/1999 9/1/1999 10/1/1999 11/1/1999 12/1/1999 1/1/2000 2/1/2000 3/1/2000 4/1/2000 5/1/2000 6/1/2000 7/1/2000 8/1/2000 9/1/2000 10/1/2000 11/1/2000 12/1/2000 1/1/2004 2/1/2004 3/1/2004 4/1/2004 5/1/2004 6/1/2004 7/1/2004 8/1/2004 9/1/2004 10/1/2004 11/1/2004 12/1/2004 1/1/2002 2/1/2002 3/1/2002 Over production of stainless steel in the first half led to high inventories, massive production cuts and falling stainless prices in all regions ($/tonne) Stainless Steel Transaction Prices* *Based on transaction prices for CR 2mm 304. Source: CRU

The recent drop in the nickel price is the result of events put in motion in the first half of the year, these are having a snowball impact on the market - but will eventually come to an end and trigger a strong rebound These events... Over supply of stainless and building of significant excess SS inventories at producers, dealers, users, and in the supply chain ....created... Significant cuts to Q3 stainless production and, as a result, large cuts to nickel requirements and sharply falling stainless prices. Some nickel producers force customers to take all nickel in contracts, some of which is non-London Metals Exchange (LME) deliverable. ....leading to... Falling stainless base prices and falling alloy surcharges ....leading to... Weakness in nickel markets and falling nickel prices ....leading to... Resistance to buying stainless, in favour of running down inventories waiting for lower prices ....leading to... Low order volumes from SS mills, who deliver excess nickel to LME and talk about how bad the market is ....leading to... A further drop in nickel prices as LME stocks rise. Stainless inventories are very low through the supply chain. Fund liquidation ....leading to... Stainless buyers will return to market to rebuild low inventories. Mills will begin full production and nickel consumption will increase rapidly, pushing nickel prices up and driving increased stainless orders in advance of rising alloy surcharges. Fund buying. ....but eventually... Massive growth in Chinese stainless production in H1 Established stainless steel ("SS") producers not initially willing to make cuts Slowing of Western demand with industrial production ("IP") cycle

Did we get it wrong? Last quarter we said: "Stainless production growth so far this year was...above underlying consumption...this imbalance has created excess inventories...we forecast a Q2 to Q3 stainless production drop of 600,000 tonnes" "The stainless production cuts may fuel increases in short-term nickel price and inventory volatility, as falling alloy surcharges could lead to a reduction in near-term nickel demand...The cuts may ease some tightness in the nickel market in the third quarter"

The stainless supply-demand imbalance was larger than forecasted Stainless production cuts were larger than predicted Inventory correction taking longer than expected Nickel requirements dropped more than anticipated The good news is that a recovery is in sight

The end of the current economic slowdown is in sight - leading indicators have turned positive, pointing to a recovery in the months ahead. A turn is never a "false-start" OECD Area: Industrial Production ("IP") & Leading Indicator ("LI") 1995-2005 by month OECD IP y-o-y OECD LI 6 months smoothed OECD IP long-term trend 1995 6.3 1.6 2.2 1995 5.9 -0.2 2.2 1995 5.2 -1.6 2.2 1995 5 -2.3 2.2 1995 4.5 -2.1 2.2 1995 3.9 -1.4 2.2 1995 3.2 -0.2 2.2 1995 3.5 0.8 2.2 1995 2.8 1.3 2.2 1995 2.1 1.4 2.2 1995 2.2 1.9 2.2 1995 1.9 2 2.2 1996 1.8 2.4 2.2 1996 1.8 3.2 2.2 1996 1.9 4.3 2.2 1996 1.4 4.6 2.2 1996 2.4 4.8 2.2 1996 2.5 4.7 2.2 1996 3 4.4 2.2 1996 2.6 4.4 2.2 1996 3.3 4.5 2.2 1996 3.6 4.8 2.2 1996 3.4 4.7 2.2 1996 3.1 4.6 2.2 1997 4 4.4 2.2 1997 4.6 4.8 2.2 1997 5.1 4.7 2.2 1997 5.4 4.6 2.2 1997 5 4.7 2.2 1997 5.6 4.9 2.2 1997 6.1 4.7 2.2 1997 5.7 4.7 2.2 1997 5.4 4.2 2.2 1997 6 4 2.2 1997 5.3 3.3 2.2 1997 5 2.4 2.2 1998 4.8 2 2.2 1998 4.2 1.8 2.2 1998 3.4 1.6 2.2 1998 2.9 1.1 2.2 1998 2.7 0.4 2.2 1998 1.8 -0.4 2.2 1998 1.2 -1 2.2 1998 1.2 -1.7 2.2 1998 1.4 -2.4 2.2 1998 0.9 -2.2 2.2 1998 0.8 -1.1 2.2 1998 0.3 0.4 2.2 1999 0.8 1.5 2.2 1999 0.9 2.6 2.2 1999 1.6 3.4 2.2 1999 1.6 4.3 2.2 1999 2.3 4.8 2.2 1999 2.7 5.7 2.2 1999 3.3 6 2.2 1999 3.6 6.4 2.2 1999 3.7 6.4 2.2 1999 4.1 6.2 2.2 1999 5.2 6 2.2 1999 6.1 6.5 2.2 2000 5 6.5 2.2 2000 5.5 5.6 2.2 2000 5.5 4.8 2.2 2000 6.3 3.9 2.2 2000 6.5 2.8 2.2 2000 6.1 1.9 2.2 2000 5.8 1.2 2.2 2000 5.9 0.4 2.2 2000 4.8 -0.4 2.2 2000 4.6 -0.8 2.2 2000 4 -1.9 2.2 2000 3.4 -3.1 2.2 2001 2.8 -4.1 2.2 2001 1.9 -4.5 2.2 2001 0.5 -4.8 2.2 2001 -0.9 -4.3 2.2 2001 -2 -3.3 2.2 2001 -2.3 -2.6 2.2 2001 -3.5 -2.4 2.2 2001 -3.6 -2.9 2.2 2001 -3.9 -3.4 2.2 2001 -4.7 -3.3 2.2 2001 -5.4 -1.7 2.2 2001 -5.3 0.5 2.2 2002 -3.8 2 2.2 2002 -3.4 3.8 2.2 2002 -2 5.1 2.2 2002 -0.9 5.9 2.2 2002 -0.2 5.4 2.2 2002 0 4.3 2.2 2002 1.4 2.6 2.2 2002 1 1.5 2.2 2002 1.9 0.7 2.2 2002 2.3 0.1 2.2 2002 2.9 0.2 2.2 2002 2.4 0.1 2.2 2003 2.6 -0.4 2.2 2003 2 -1.2 2.2 2003 1.3 -1.5 2.2 Latest: Leading Indicator Aug-05 IP Aug-05 (est) Note: OECD area excludes China (% change)

Purchasing manager index ("PMI") results indicate that global manufacturing activity continues to grow The Purchasing Manager Index for Sept-05, continuing above 50 in all areas- USA, Europe, Japan & China The US PMI index was 59.4 in Sept, the 28th consecutive month > 50 Eurozone PMI was 51.7 in Sept, the 3rd consecutive month >50 Japanese PMI was 54.5 in Sept, the 28th consecutive month >50 China's PMI remains above 50, with the Sept value at 55.1 USA Eurozone Japan China 50 Line J-04 62.8 52.5 55.7 50 F 62.1 52.5 54.6 50 M 62.3 53.3 55.3 50 A 62.3 54 55.9 50 M 62.6 54.7 56.2 50 J 61.2 54.4 54.3 50 J 61.6 54.7 55.4 50 A 59.6 53.9 54.9 50 S 59.1 53.1 53.6 50 O 57.5 52.4 52.9 50 N 57.6 50.4 51.3 50 D 57.3 51.4 50.6 50 J-05 56.4 51.9 50.9 54.7 50 F 55.3 51.9 51.7 54.5 50 M 55.2 50.3 52.7 57.9 50 A 53.3 49.2 53.3 56.7 50 M 51.4 48.7 53.5 52.9 50 J 53.8 49.9 54 51.7 50 J 56.6 50.8 54.1 51.1 50 A 53.6 50.4 53.8 52.6 50 S 59.4 51.7 54.5 55.1 50 Expanding Contracting PMI Index - Various Regions Latest: Aug-05

World stainless steel production and OECD industrial production year-on-year growth date Stainless production OECD IP Forecast stainless growth 1/1/1992 -0.077 -1.1 2/1/1992 0.011 -0.3 3/1/1992 -0.042 0.3 4/1/1992 -0.008 0.5 5/1/1992 0.021 -0.5 6/1/1992 0.039 -0.3 7/1/1992 0.03 -0.3 8/1/1992 -0.018 -0.8 9/1/1992 0.1 -0.4 10/1/1992 0.043 -0.8 11/1/1992 0.114 -1.5 12/1/1992 0.149 -1.7 1/1/1993 0.097 -1.2 2/1/1993 0.031 -1.3 3/1/1993 0.095 -1.7 4/1/1993 0.029 -1.3 5/1/1993 0.08 -0.5 6/1/1993 0.088 -1.3 7/1/1993 0.039 -1.3 8/1/1993 0.108 -0.3 9/1/1993 -0.013 -0.3 10/1/1993 -0.017 -0.1 11/1/1993 -0.056 0.6 12/1/1993 0.005 1.7 1/1/1994 0.035 1.6 2/1/1994 0.057 1.8 3/1/1994 0.091 3.1 4/1/1994 0.05 3.4 5/1/1994 0.034 3.4 6/1/1994 0.105 4.8 7/1/1994 0.109 4.9 8/1/1994 0.145 5.5 9/1/1994 0.217 5.2 10/1/1994 0.211 6 11/1/1994 0.294 6.3 12/1/1994 0.258 6.9 1/1/1995 0.218 6.3 2/1/1995 0.209 5.9 3/1/1995 0.19 5.2 4/1/1995 0.193 5 5/1/1995 0.238 4.5 6/1/1995 0.107 3.9 7/1/1995 0.205 3.2 8/1/1995 0.166 3.5 9/1/1995 0.107 2.8 10/1/1995 0.087 2.1 11/1/1995 0.034 2.2 12/1/1995 -0.046 1.9 1/1/1996 0.003 1.8 2/1/1996 -0.009 1.8 3/1/1996 -0.086 1.9 4/1/1996 0.017 1.4 5/1/1996 -0.07 2.4 6/1/1996 -0.02 2.5 7/1/1996 0.004 3 8/1/1996 -0.025 2.6 9/1/1996 -0.03 3.3 10/1/1996 0.052 3.6 11/1/1996 0.069 3.4 12/1/1996 0.13 3.1 1/1/1997 0.098 4 2/1/1997 0.078 4.6 3/1/1997 0.138 5.1 4/1/1997 0.142 5.4 5/1/1997 0.116 5 6/1/1997 0.145 5.6 7/1/1997 0.075 6.1 8/1/1997 0.074 5.7 9/1/1997 0.075 5.4 10/1/1997 0.065 6 11/1/1997 0.044 5.3 12/1/1997 0.089 5 1/1/1998 0.093 4.8 2/1/1998 0.064 4.2 3/1/1998 0.049 3.4 4/1/1998 -0.015 2.9 5/1/1998 0.024 2.7 6/1/1998 -0.041 1.8 7/1/1998 -0.044 1.2 8/1/1998 0.001 1.2 9/1/1998 -0.033 1.4 10/1/1998 -0.038 0.9 11/1/1998 -0.057 0.8 12/1/1998 -0.075 0.3 1/1/1999 -0.038 0.8 2/1/1999 -0.03 0.9 3/1/1999 -0.007 1.6 4/1/1999 0.006 1.6 5/1/1999 0.042 2.3 6/1/1999 0.077 2.7 7/1/1999 0.046 3.3 8/1/1999 0.112 3.6 9/1/1999 0.124 3.7 10/1/1999 0.094 4.1 11/1/1999 0.171 5.2 12/1/1999 0.19 6.1 1/1/2000 0.14 5 2/1/2000 0.153 5.5 3/1/2000 0.154 5.5 World stainless production is closely tied to the industrial economy stainless production y-o-y OECD IP y-o-y

World Total* (000s of tonnes) 2002 2003 2004 2005(e) Stainless Production 20,807 22,701 24,556 24,959 (% Change) 9.1 9.1 8.2 1.6 Austenitic** Ratio 77% 77% 77% 75% Scrap Ratio 45.0% 44.7% 47.8% 49.4% Primary Nickel 747 804 797 749 Projected stainless production growth of 1.6% in 2005, with Chinese increase offsetting decreases in the Western world * Includes Chinese private mills ** Nickel-containing stainless Average growth rate 2001-2004 = 8.8% 2001-2005 = 6.9%

Chinese IP growth is holding above 16% Leading to strong stainless consumption growth Inventories are now near normal Global stainless prices are stabilizing Several meltshops will return to full production in Q4 Orders are increasing and inventories are lower We've had some significant spot nickel requests for Q4 delivery

Global non-stainless markets remain very strong and continue to exceed all expectations ('000s of tonnes) High nickel alloy Foundry & alloy steel Plating Specialty (powders & foams) Overall market Japan USA W. Europe Korea/Taiwan China Total World = Relative strength of the market

Inco Source Purchase Total 1991 19844 5821 25665 J 20741 4929 25670 F 1991 19663 4897 24559 M 21044 5712 26755 A 23844 5064 28908 M 23993 5716 29708 J 19813 6087 25900 J 18193 5593 23787 A 17527 5171 22698 S 18491 4252 22743 O 19215 3819 23035 N 16668 3585 20253 D 1992 18381 3930 22311 J 20261 4502 24762 F 22140 5074 27214 M 25060 4407 29467 A 28242 2660 30902 M 33244 1666 34910 J 26266 1948 28214 J 20860 2146 23005 A 21757 1866 23623 S 23257 1971 25228 O 24508 2138 26647 N 1993 20125 2277 22402 D 1993 19898 2615 22513 J 19921 6996 26917 F 23734 6855 30589 M 24232 4629 28860 A 27694 3025 30719 M 27859 4246 32106 J 20784 4079 24864 J 18865 3765 22630 A 18884 3303 22187 S 19036 11365 30401 O 21758 13752 35510 N 19579 13318 32898 D 1994 18441 14151 32592 J 15074 12099 27173 F 14666 8611 23276 M 20474 10924 31398 A 23728 11046 34773 M 25060 9117 34178 J 19779 7266 27045 J 17919 5742 23661 A 16902 4153 21055 S 17162 3753 20915 O 16531 4082 20614 N 1995 16605 4306 20911 D 1995 16322 8991 25314 J 16325 7582 23906 F 17715 3472 21187 M 17587 4889 22476 A 19124 7282 26406 M 18263 7209 25472 J 13839 8254 22093 J 12384 7668 20051 A 13755 6368 20123 S 14939 8096 23036 O 16548 8036 24584 N 19489 6474 25963 D 1996 20400 6537 26937 J 21295 5582 26877 F 22351 4760 27111 M 23297 4337 27634 A 25524 5897 31421 M 26663 3825 30488 J 20343 4774 25117 J 18269 6278 24547 A 18730 7890 26620 S 20861 6300 27162 O 21481 4045 25526 N 1997 21242 8739 29981 D 1997 20538 9324 29861 J 21619 10097 31716 F 23426 7195 30621 M 22244 11503 33747 A 23638 10522 34160 M 20499 12699 33198 J 14771 11605 26376 J 16119 7133 23251 A 17466 6662 24128 S 18114 9966 28080 O 20478 8029 28507 N 20856 3723 24578 D 1998 22480 10294 32774 J 24395 7903 32298 F 24705 5572 30277 M 26545 6623 33168 A 28264 7869 36132 M 26791 5289 32079 J 19903 5922 25825 J 20862 5584 26446 A 20667 5758 26425 S 24580 6072 30652 O 25443 6190 31633 N 1999 23129 4214 27343 D 1999 24487 8014 32501 J 26791 8348 35139 F 24550 6389 30939 M (tonnes) The demand we see is good; we have taken our inventories to our lowest level ever to address customers' requirements Inco Quarter End Inventories Lowest inventory level in 15 years We are at just 65% of our average inventory levels Stocks are almost 10,000 tonnes below normal Q3 LME stock increase is entirely offset by our stock decrease We will need to rebuild our inventories soon Current Level Average Level Sudbury Strike

It is becoming increasingly clear that nickel supply will struggle to keep pace with demand growth for a few years Growth in China and other emerging markets will drive above average demand growth New projects are becoming more difficult to begin as costs rise, new technology challenges, environmental permitting, labour shortages and financing challenges Inco is leading the industry in boosting production and bringing on major projects that the market needs The world will need more nickel

World Nickel Supply/Demand Balance 2003-to-2005(e) All figures in 000s tonnes It has taken the highest annual nickel price ever to create a market balance

The LME price will adjust and force demand growth to slow to an attainable level Supply Demand Price The price is high TO FORCE a balance, not DESPITE a balance

Nickel still has favourable supply/demand fundamentals Strong demand for stainless steel from industrializing economies Aerospace and other non-stainless markets to strengthen further Very low nickel inventories Limited nickel supply growth We are making the right long-term investment decisions in markets with great long-term direction

Scott Hand Chairman and Chief Executive Officer

Conclusion Met or exceeded production, unit cash cost and sales premium targets Excellent progress at Voisey's Bay - we are producing concentrate and the demonstration plant in Aregentia, Newfoundland is operating Making good progress at Goro Fundamentals for nickel remain strong despite short-term stainless production cuts Strong financial position - $915 million cash in the bank Strong cash flow* - should generate $1.3 billion cash in 2005 at $6.88** nickel and $1.5 billion cash in 2006 at $6.31** nickel Great future with our acquisition of Falconbridge - leadership in nickel, great position in copper and strong financial base to grow ** First Call consensus nickel price estimates for 2005 and 2006 "Our policy continues to be that we do not publicly predict or forecast future nickel prices" * Cash flow from operations, before changes in working capital and capital expenditures

Supplemental

Timing of Voisey's Bay capex Total 260 30 920 195 10 820 Total Phase One Voisey's Bay Inco's Funding Requirement after $100 million government support 05 06 10 3 07 (US millions of dollars) Hedges in place below $0.75 level for Cdn$35 million, or about 40% of future Phase One cash expenditures - - 08 As at 31/12/04 620 612 Using $CDN 0.82

Timing of Goro $1.878 billion capex (millions of dollars) 1 Jul/01 to 31 Dec/04* Total 286 1,878 286 1,005 Mine, process plant & infrastructure Inco's Funding Requirement** after $510 million Girardin Act & with a 21% partner 835 525 * After non-cash charge, after taxes and minority interest, of $191 million ** Reflects Inco meeting the Provinces of New Caledonia's pro-rata capital contributions during construction phase 395 70 2005 2006 At Euro €1.20 and Australian $0.70 330 100 2007 2008 2009 32 25 - -

Income taxes Q3/05 effective tax rate: 29% 2005(e) effective tax rate: 36% - 90% current - 10% deferred

Commodity hedge positions for 2005 at September 30, 2005 Platinum hedges - 20% of production @$647/oz plus puts/calls for a further 23% of production @$698-to-$829/oz Natural gas hedges - 15% of Q4/05 usage at $4.25/MMBTU Oil hedges - 22% of Q4/05 usage at $35.93/barrel

Q3/05: $4.14/lb Q3/04: $3.37/lb 2005(e): $3.97/lb Earnings breakeven, on LME cash nickel basis Q3/05 increase reflects a stronger Canadian dollar, higher spending on supplies, services and contracts, higher energy costs, lower nickel production volumes and lower by-product deliveries, partially offset by higher selling prices for by-products, lower cost of purchased feed and cost savings

Over One Year ($) Nickel 0.10/lb ? ? ? 0.12 0.10 Copper 0.10/lb ? ? ? 0.08 0.07 Palladium 50/oz ? ? ? 0.03 0.02 Platinum 50/oz ? ? ? 0.03 0.02 Cobalt 1.00/lb ? ? ? 0.01 0.01 Cdn$-US$* 0.01 ? ? ? 0.14 0.11 Oil 1.00/bbl ? ? ? 0.006 0.005 Natural gas 0.10/MM BTU ? ? ? 0.001 0.001 Share price 1.00/share ? ? ? 0.003 0.003 Basic EPS effect** * The diluted EPS effect includes $0.07 of unrealized balance sheet adjustments and tax impact and $0.04 for operations, or $$0.03 per pound of nickel produced **using 189 million shares ***using 223 million shares Estimated operating leverage - 2005 Diluted EPS effect***